Exhibit 17.2

06 October, 2026

Sidus Space
150 N. Sykes Creek Parkway Suite 200
Merritt Island, FL 32953

Dear Members of the Board,

I hereby resign as a director of Sidus Space, Inc., effective 1PM ET October 6, 2026, including my service on all committees of the Board.

I have reached this decision after careful consideration of matters concerning the Company's management and governance. I have previously raised concerns regarding these matters through the appropriate Board and committee processes, and those concerns remain unresolved.

I believe it is important that my resignation and the circumstances surrounding it be accurately reflected in the Company's records and any required public disclosure.
I remain mindful of my continuing obligations with respect to confidential information and intend to honor those obligations.

Regards,

Kelle Wendling